UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-124186-01

Hudson Bay Exploration and Development Company Limited
(Exact name of registrant as specified in its charter)

201 Portage Avenue, Suite 1906, Winnipeg, Manitoba, Canada R3B 3K6
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 5/8% Senior Secured Notes due 2012
Guarantees of 9 5/8% Senior Secured Notes due 2012
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:             17

Pursuant to the requirements of the Securities Exchange Act of 1934, Hudson Bay Exploration and Development Company Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2006	By:	/s/ PETER R. JONES Name: Peter R. Jones Title: President & CEO